SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Cellular Biomedicine Group, Inc.
(Name of Issuer)

Common Stock, par value of $0.001 per share
(Title of Class of Securities)

15117P102
(CUSIP Number)

Richard A. Hornung

Hillhouse Capital Advisors, Ltd.

20 Genesis Close

George Town, Grand Cayman

KY1-1103 Cayman Islands

+ 345-749-8643

With a copy to:

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 235,214 shares of Common Stock**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 235,214 shares of Common Stock**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 235,214 shares of Common Stock**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IA

** See Item 5.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 3 of 5 Pages

This Amendment No. 4 (“Amendment No. 4”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2019 (the “Original Schedule 13D”), Amendment No. 1 filed with the SEC on January 30, 2020 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on February 21, 2020 (“Amendment No. 2”) and Amendment No. 3 filed with the SEC on March 30, 2020 (“Amendment No. 3,” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the “Schedule 13D”) with respect to the common stock, par value $0.001 per share (the “Common Stock”) of Cellular Biomedicine Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3. This Amendment No. 4 amends Items 4, 5, 6 and 7 as set forth below. This filing constitutes an “exit filing” for the Reporting Person.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 24, 2020, GIC, Casdin Capital, TF Capital, Mr. Liu, Ms. Zhang, Mr. Yao, Mr. Dai, Dangdai, Mission Right, Wealth Map, Earls Mill, Mr. Pan, Mr. Zhou, OPEA ("Continuing Consortium Members") and Hillhouse Bio entered into a termination agreement (“Termination Agreement”), pursuant to which Hillhouse Bio withdrew from the Buyer Consortium. Accordingly, the Consortium Agreement has terminated with respect to Hillhouse Bio.

References to the Termination Agreement in this Amendment No. 4 are qualified in their entirety by reference to the Termination Agreement attached hereto as Exhibit 7 and incorporated herein by reference in its entirety.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	See rows (11) and (13) of the cover pages to this Amendment No. 4 for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentage used in this Amendment No. 4 is calculated based upon an aggregate of 19,391,343 shares of Common Stock outstanding as of May 4, 2020 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the Securities and Exchange Commission on May 6, 2020.

(b)

See rows (7) through (10) of the cover pages to this Amendment No. 4 for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Due to the termination of the Consortium Agreement with respect to Hillhouse Bio, Hillhouse may no longer be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act with the other members of the Buyer Consortium that beneficially own shares of Common Stock.

(c)	The Reporting Person has not transacted in any shares of Common Stock in the last 60 days.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.

(e)	As As of June 24, 2020, pursuant to the Termination Agreement, the Reporting Person may no longer be deemed to be a member of a group beneficially owning more than five percent of the Common Stock of the Issuer. Accordingly, this filing constitutes an "exit filing" for the Reporting Person.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 4 of 5 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows: The Reporting Person's response to Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits
Exhibit 7:	Item 7 of the Schedule 13D is hereby amended as follows: Termination Agreement, dated June 24, 2020 by and among Hillhouse Bio and the Continuing Consortium Members.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 is true, complete and correct.

Date: June 24, 2020

HillHOUSE CAPital Advisors, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung Title: General Counsel and Chief Compliance Officer

  Exhibit 7

TERMINATION AGREEMENT

This TERMINATION AGREEMENT (this “Agreement”, including all schedules annexed hereto, as hereafter from time to time amended, modified, supplemented, renewed or replaced) is made and entered into as of June 24, 2020 (the “Agreement Date”), by and among:

A.	Hillhouse Bio Holdings, L.P., an exempted limited partnership organized and existing under the Laws of the Cayman Islands (the “Hillhouse”); and
B.	the parties set forth on Schedule A hereto (the “Continuing Consortium Members”).

Hillhouse and the Continuing Consortium Members are referred to herein each as a “Party,” and collectively, the “Parties.” Unless otherwise defined herein, capitalized terms used herein shall have the meanings assigned to them in the Original Consortium Agreement.

RECITALS

WHEREAS, the Continuing Consortium Members and Hillhouse have previously entered into a Consortium Agreement dated November 9, 2019, as amended on March 30, 2020 (the “Original Consortium Agreement”) pursuant to which the Continuing Consortium Members and Hillhouse agreed to form a consortium (“Original Consortium”), subject to and upon the terms of the Original Consortium Agreement, for the purpose of pursuing an acquisition transaction with respect to Cellular Biomedicine Group, Inc., a Delaware corporation (the “Company”), pursuant to which the parties to the Original Consortium Agreement or their Affiliates intended to acquire all of the outstanding shares of common stock, par value $0.001 per share, of the Company not already owned by them (the “Transaction”); and

WHEREAS, Hillhouse desires to terminate its involvement and participation in the Transaction and withdraw from the Original Consortium, and the Continuing Consortium Members desire to terminate the Original Consortium Agreement solely with respect to Hillhouse and enter into an Amended and Restated Consortium Agreement among the Continuing Consortium Members (and such additional parties as they may decide) (such agreement, as the “A&R Consortium Agreement”) to amend and restate the Original Consortium Agreement in its entirety, in each case effective as of the Agreement Date.

WHEREAS, in connection with the execution of this Agreement and the A&R Consortium Agreement, Hillhouse may be required to file with the U.S. Securities and Exchange Commission an amendment to its ownership report on Schedule 13D to disclose its entry into this Agreement and certain additional information.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, hereby agree as follows:

AGREEMENT

1.       Termination of Original Consortium Agreement as it Relates to Hillhouse.

(a)       Each of the Parties agrees and confirms that the Original Consortium Agreement (including any amendments, modifications or agreements with respect thereto other than this Agreement) is hereby irrevocably terminated solely with respect to Hillhouse and, solely as it relates to Hillhouse, is of no further force or effect, including any provision of the Original Consortium Agreement that by its terms would otherwise have survived the termination or expiration of the Original Consortium Agreement as it relates to Hillhouse.

(b)       Each of the Parties agrees and confirms that, (i) from and after the date hereof, Hillhouse shall have no further rights, obligations or liabilities under the Original Consortium Agreement (including any amendments, modifications or agreements with respect thereto other than this Agreement), and (ii) except for the termination solely with respect to Hillhouse, the Original Consortium Agreement shall continue in full force and effect in accordance with the provisions thereof on the date hereof, as may be from time to time amended, modified, supplemented, renewed or replaced by the parties thereto other than Hillhouse.

(c)       Hillhouse acknowledges that, as promptly as practicable following the execution and delivery of this Agreement, the Continuing Consortium Members intend to enter into the A&R Consortium Agreement in order to constitute a consortium thereunder for the purposes of pursuing the Transaction without the involvement of Hillhouse or its Affiliates, and Hillhouse agrees and undertakes for itself and on behalf of its Affiliates not to contest the effectiveness of the A&R Consortium Agreement as applied to the Continuing Consortium Members.

2.       Allocation of Costs; Provision of Information.

(a)       The Parties hereby acknowledge and agree that, notwithstanding anything in the Original Consortium Agreement to the contrary, Hillhouse shall bear all fees, costs and expenses (i) incurred by any separate Advisors who were retained by it or its Affiliates in connection with the Transaction under the Original Consortium Agreement which have not been agreed to be treated as the transaction expenses of the Original Consortium pursuant to Section 2.2(b) of the Original Consortium Agreement, and (ii) subject to Section 2(b), of the Advisors set forth on Schedule B (the “Specified Advisors”) as accrued or incurred prior to the Agreement Date in connection with the Transaction under the Original Consortium Agreement, in each case, whether or not previously paid (the fees, costs and expenses contemplated by this Section 2(a) (the “Hillhouse Fees”).

(b)       Notwithstanding Section 2(a), the Parties agree that, in the event that the Transaction is consummated by any of the Continuing Consortium Members or the consortium as constituted under the A&R Consortium Agreement, promptly (and no later than three Business Days) following the consummation of the Transaction, the Continuing Consortium Members shall reimburse, or cause the Company to reimburse, Hillhouse in an amount as set forth on Schedule B in respect of the Hillhouse Fees, and in consideration thereof, Hillhouse agrees to instruct the Specified Advisors to provide, promptly following the Agreement Date, up-to-date copies (in electronic form) of all contracts and agreements (including up-to-date copies of drafts of all Definitive Documents, as defined under the Original Consortium Agreement), due diligence reports and legal analyses and memos held by them relating to or prepared in connection with the Transaction and the Original Consortium.

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(c)       The Parties hereby acknowledge and agree that, except for the Hillhouse Fees, in no event shall Hillhouse bear, or have any obligation to pay, any fees, costs and expenses (i) incurred by any of the Continuing Consortium Members (or their respective Affiliates) in connection with their participation in the Transaction under the Original Consortium Agreement, the A&R Consortium Agreement or otherwise, or (ii) by virtue of the consortium as constituted under the A&R Consortium Agreement.

(d)       Notwithstanding anything to the contrary in this Agreement, but subject to the immediately following sentence, Hillhouse agrees to promptly provide to the Lead Investors (other than Hillhouse) the legally required information about Hillhouse and its involvement in the Transaction prior to the Agreement Date as the Lead Investors (other than Hillhouse) reasonably request in good faith that, upon the advice of outside legal counsel, is required to be included in (i) any proxy statement to be circulated to stockholders of the Company in connection with the Transaction (the “Proxy Statement”), or (ii) a Transaction Statement on Schedule 13E-3 in relation to the Transaction (the “Schedule 13e-3”).  Hillhouse agrees to permit the Company to publish and disclose in the Proxy Statement and Schedule 13e-3 (including all documents filed with the SEC in accordance therewith), the relevant facts and circumstances of its and its Affiliates’ involvement in evaluating and negotiating a potential transaction with the Company prior to the Agreement Date to the extent required by applicable Law (as reasonably determined in good faith upon the advice of outside legal counsel to the Lead Investors (other than Hillhouse) or the SEC; provided, however, that the Continuing Consortium Members shall not, and shall cause the Company not to, include in the Proxy Statement, the Schedule 13e-3, or any amendment or supplement thereto, any information regarding Hillhouse or any of its Affiliates (“Hillhouse Related Disclosures”) without providing Hillhouse a reasonable opportunity in advance to review and comment on the Hillhouse Related Disclosures (which comments shall be reasonably considered), and will not include any Hillhouse Related Disclosures in the Proxy Statement, the Schedule 13e-3 or amendment or supplement thereto filed with the SEC or mailed to any stockholders of the Company without first obtaining Hillhouse’s consent (which shall not be unreasonably withheld, conditioned or delayed). All reasonable out-of-pocket costs and expenses incurred by Hillhouse or its Affiliates in complying with its obligations under this Section 2(d) following the Agreement Date (including outside attorneys’ fees) shall be borne exclusively by the consortium as constituted under the A&R Consortium Agreement pursuant to the terms thereof.

3.       Releases; Covenant Not to Sue; Non-Disparagement.

(a)       Each Continuing Consortium Member, on such Continuing Consortium Member’s own behalf and, on behalf of its Affiliates and its and their respective successors, assigns, directors, officers, employees, partners, shareholders, members, and any other person (as defined in the Original Consortium Agreement; “Person”) claiming by, through or under any of the foregoing, does hereby unconditionally and irrevocably release, waive and forever discharge, each of Hillhouse, and each of its Affiliates and its and their respective past and present directors, officers, managers, employees, agents, predecessors, successors, assigns, shareholders, members and partners (the “Released Exiting Parties”), and Hillhouse, on Hillhouse’s own behalf and, on behalf of its Affiliates and its and their respective successors, assigns, directors, officers, employees, partners, shareholders, members, and any other Person claiming by, through or under any of the foregoing, does hereby unconditionally and

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irrevocably release, waive and forever discharge, each Continuing Consortium Member, and each of its Affiliates and its and their respective past and present directors, officers, managers, employees, agents, predecessors, successors, assigns, shareholders, members and partners (the “Released Continuing Parties”), in each case, from any and all claims, demands, damages, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, which the releasing Person now has, ever had, or ever claims to have had, arising directly or indirectly out of or related to events, facts, conditions or circumstances existing or arising on or prior to the Agreement Date with respect to the Original Consortium Agreement or the Transaction (all of the foregoing, collectively, the “Released Claims”).

(b)       Notwithstanding anything in Section 3(a) to the contrary, the “Released Claims” expressly exclude, and the provisions of Section 3(a) shall in no event release, waive or otherwise diminish, the obligations, liabilities and rights of any Party under this Agreement or under any other contract entered into on or after the date of this Agreement to which a Released Exiting Party or a Released Continuing Party, as applicable, is a party (whether in connection with the Transaction or otherwise).

(c)       Each of the Continuing Consortium Members on behalf of itself and its Released Continuing Parties, agrees not to sue, commence, voluntarily aid in any way, prosecute or cause to be commenced or prosecuted against any Released Exiting Party, any Action with any court, arbitration tribunal, or other Governmental Authority, relating to any Released Claims or otherwise arising from or related to the Transaction or any successor transaction involving the Company (other than a valid claim arising from breach of this Agreement) unless compelled by applicable Law or Governmental Authority of competent jurisdiction over a Party, and Hillhouse on behalf of itself and its Released Exiting Parties, agrees not to sue, commence, voluntarily aid in any way, prosecute or cause to be commenced or prosecuted against any Released Continuing Party, any Action with any court, arbitration tribunal, or other Governmental Authority, relating to any Released Claims unless compelled by applicable Law or Governmental Authority of competent jurisdiction over a Party.

(d)       During the period commencing on the Agreement Date on the date that is two (2) years after the Agreement Date, (i) Hillhouse shall not, and shall cause its Affiliates not to, make any public statement that disparages, or would be reasonably likely to harm the reputation of, the Company or any of its subsidiaries or any Released Continuing Party, and (ii) each Continuing Consortium Member shall not, and shall cause its Affiliates not to, make any public statement that disparages, or would be reasonably likely to harm the reputation of, any Released Exiting Party; provided, however, that any statement of fact otherwise prohibited by this Section 3(d) may nevertheless be made without violating this Section 3(d) if such statement is required by applicable Law (including any such statement made in response to any inquiry under oath or in response to any inquiry by a Governmental Authority) as reasonable determined by such Person based on the advice of outside counsel and, to the extent practicable, upon reasonable prior notice to the Parties of the nature of the statement and the basis pursuant to which it is required to be made.

4.       Confidentiality.

(a)       Except as permitted under Section 5 or this Section 4(a), each Continuing Consortium Member shall not, and shall direct his, her or its Affiliates and the Representatives of the foregoing not to, without the prior written consent of Hillhouse, disclose, reproduce, distribute or supply any Confidential Information received by such Continuing Consortium

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Member from Hillhouse or its Representatives to any other Person, and Hillhouse shall not, and shall direct its Affiliates and the Representatives not to, without the prior written consent of the applicable Continuing Consortium Member, disclose, reproduce, distribute or supply any Confidential Information received by Hillhouse from such Continuing Consortium Member or its Representatives to any other Person. To the extent a Continuing Consortium Member receives Confidential Information from Hillhouse or is in possession of Confidential Information regarding Hillhouse or its Affiliates, or to the extent that Hillhouse receives Confidential Information from a Continuing Consortium Member or is in possession of Confidential Information regarding a Continuing Consortium Member or Continuing Consortium Members or their Affiliates (in each case, such recipient or holder, a “Recipient” and, the Party whose Confidential Information is disclosed or held by the Recipient, the “Discloser”), the Discloser may disclose any Confidential Information to any of his, her or its Affiliates or any of the Representatives of the foregoing who are concerned with the Transaction and whose knowledge of such information is reasonably necessary or desirable for such purpose and who (prior to such disclosure) agree in writing to be bound by similar confidentiality obligations as set out herein or are otherwise bound by applicable law or rules of professional conduct to keep such information confidential. Each Party shall not and shall direct his, her or its Affiliates and the Representatives of the foregoing to whom Confidential Information is disclosed pursuant to the preceding sentence not to, use any Confidential Information for any purpose other than exclusively for the purposes of this Agreement or the Transaction. Upon discovery of any unauthorized use or disclosure of Confidential Information or any breach of this Section 4 by the Recipient or any of his, her or its Affiliates or any of the Representatives of the foregoing, such Recipient shall give a written notice to the other Parties promptly, and shall cooperate with the other Parties to assist the Discloser to regain possession of such disclosed Confidential Information and prevent its further unauthorized use or disclosure, or remedy such breach, in each case to the extent reasonably practicable.

(b)       Subject to Section 4(c), the Recipient shall safeguard and return to the Discloser, on demand, any Confidential Information which falls within clause (a) of the definition of Confidential Information, and in the case of electronic data that constitutes Confidential Information, to return or destroy such Confidential Information at the option of the Recipient.

(c)       Each Recipient may retain in a secure archive a copy of the Confidential Information referred to in Section 4(b) if the Confidential Information is required to be retained by it for regulatory purposes or in connection with a bona fide document retention policy.

(d)       Each Party acknowledges that the obligations contained in this Section 4 shall continue to apply for a period of twelve (12) months following the Agreement Date, unless otherwise agreed in writing.

(e)       For purposes of this Agreement, “Confidential Information” means (i) all written, oral or other information obtained in confidence by one Party from any other Party in connection with this Agreement, the Original Consortium Agreement or the Transaction, unless such information (x) is already known to such Party or to others not known by such Party to be bound by a duty of confidentiality, or (y) is or becomes publicly available other than through a breach of this Agreement by such Party, and (ii) the existence or terms of, and any negotiations or discussions relating to, this Agreement, the Original Consortium Agreement, the Proposal and any definitive documentation, including the Definitive Documents.

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5.       Permitted Disclosures. A Party may make disclosures (a) to those of his, her or its Affiliates and the Representatives of the foregoing as such Party reasonably deems necessary to give effect to or enforce this Agreement (including, with respect to each of the Lead Investors (other than Hillhouse), potential sources of capital in connection with the Transaction), but only on a confidential basis; (b) if required by applicable Law or the rules and regulations of any securities exchange or Governmental Authority of competent jurisdiction over a Party, but only after the form and terms of such disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable; or (c) if the information is publicly available other than through a breach of this Agreement by such Party, any of his, her or its Affiliates or any of the Representatives of the foregoing.

6.       Publicity. Notwithstanding anything to the contrary in Section 4 or Section 5, without the prior written consent of Hillhouse, none of the other Parties or any of his, her or its Affiliates or the Representatives of the foregoing shall use, publish or reproduce the name of Hillhouse, its Affiliates and/or controlling persons or any similar name, trademark or logo in any of their non-internal discussion, documents or materials, including without limitation announcements, press release, marketing, advertising or promotion materials or otherwise for any marketing, advertising, promotional or other purposes. With respect to such non-internal discussion, documents or materials regarding the subject matter of this Agreement, before issuance or disclosure of such non-internal discussion, documents or materials, Hillhouse shall be granted reasonable opportunity to review and comment on any disclosure relating to Hillhouse or its Affiliates. Without the prior written consent of Hillhouse, no such non-internal discussion, documents or materials shall be issued or disclosed by any other Party if containing any information of Hillhouse or its Affiliates.

7.       Representations and Warranties of the Parties.

(a)       Each Party hereby represents and warrants, on behalf of such Party only, to the other Parties that (a) such Party has the requisite power and authority to execute, deliver and perform this Agreement; (b) the execution, delivery and performance of this Agreement by such Party have been duly authorized by all necessary action on the part of such Party and no additional proceedings are necessary to approve this Agreement; (c) this Agreement has been duly executed and delivered by such Party and constitutes a valid and binding agreement of such Party enforceable against such Party in accordance with the terms hereof; and (d) the execution, delivery and performance (including the provision and exchange of information) of this Agreement by such Party will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any material contract or agreement to which such Party is a party or by which such Party is bound, or any office such Party holds, (ii) violate any Law applicable to such Party or any of his, her or its properties and assets, or (iii) result in the creation of, or impose any obligation on such Party to create, any Lien of any nature whatsoever upon such Party’s properties or assets.

(b)       Hillhouse hereby represents and warrants to the Continuing Consortium Members that, other than the Specified Advisors (the fees, commissions and expenses of which will be paid by in accordance with Section 2(a) and 2(b)) or as otherwise set forth on Schedule B, it and its Affiliates have not engaged or made arrangements with any Advisor that would entitle such Advisor to any legal, advisory, brokerage, finder’s or other fee or commission from the Company (or its Subsidiaries) or any Continuing Consortium Members (or would be treated as the transaction expenses of the Original Consortium pursuant to Section 2.2(b) of the Original Consortium Agreement) in connection with the Transaction.

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8.       Amendments; Waivers. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by each of the Parties. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Party against whom the enforcement of such waiver, discharge or termination is sought. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

9.       Entire Agreement. This Agreement sets forth the entire agreement and understanding among the Parties with respect to the subject matter hereof and supersedes any previous oral or written agreements or arrangements among them or between any of them relating to its subject matter.

10.       Further Assurances. Each Party shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

11.       Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

12.       Assignment. No Third Party Beneficiaries. The rights and obligations of each Party shall not be assigned without the prior consent of the other Parties. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the Parties. Nothing in this Agreement shall be construed as giving any Person, other than the Parties and their heirs, successors, legal representatives and permitted assigns any right, remedy or claim under or in respect of this Agreement or any provision hereof.

13.       No Partnership or Agency. The Parties are independent and nothing in this Agreement constitutes a Party as the trustee, fiduciary, agent, employee, partner or joint venture of the other Party.

14.       Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document. The Parties irrevocably and unreservedly agree that this Agreement may be executed by way of electronic signatures and the Parties agree that this Agreement, or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record.

15.       Governing Law and Venue.

(a)       This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of New York without regard to the conflicts of law principles thereof.

(b)       Any Actions arising out of or in any way relating to this Agreement shall be submitted to the International Chamber of Commerce (“ICC”) and resolved in accordance with the rules of the ICC (the “Rules”). The place of arbitration shall be New York City, New York. The official language of the arbitration shall be English and the tribunal shall consist of three (3) arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall

7

nominate jointly one (1) Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one (1) Arbitrator; and a third (3rd) Arbitrator will be nominated jointly by the first two (2) Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two (2) Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third (3rd) Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the ICC International Court of Arbitration. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c)       Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in Section 15(b), any Party may, to the extent permitted under the rules and procedures of the ICC, seek an interim injunction or other form of relief from the ICC as provided for in its Rules. Such application shall also be governed by, and construed in accordance with, the Laws of New York.

16.       Limitation on Liability. The obligations of each Party under this Agreement are several (and not joint or joint and several).

17.       Notices. Any notice, request, instruction or other document to be provided hereunder by any Party to another Party shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, overnight courier or electronic mail, to the address provided under such other Party’s signature page to the Original Consortium Agreement, or to such other address or facsimile number or electronic mail address as such Party may hereafter specify for the purpose by notice to the other Parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

[Signatures to Follow on the Next Page]

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IN WITNESS WHEREOF, the undersigned have caused this Termination Agreement to be executed as of the date first written above.

Hillhouse Bio Holdings, L.P.

By: Hillhouse Bio Holdings GP, Ltd., its general partner

By: /s/ Colm John O'Connell

 Name: Colm John O'Connell

Title: Director

Notice details:

Address: Suite 2202, 22nd Floor, Two International

Finance Centre, 8 Finance Street, Central, Hong Kong

Attention: Qingqing Yi

Email: myi@hillhousecap.com

Phone: (+852) 2179 1988

Fax: (+852) 2179 1900

with a copy to: Adam Hornung

Email: Legal@hillhousecap.com

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Termination Agreement to be executed as of the date first written above.

TF Capital Ranok Ltd.

By: /s/ Tingting Zhang

Name: Tingting Zhang

Title: Director

Notice details:

Address: Unit 705, Tower 1, 88 Keyuan Road, German

Center, Pudong New District, Shanghai 201203, China

Attention: Tingting Zhang

Email: tingting.zhang@tfcapital.net

Phone: (+86) 21 5019 8835

Fax: (+852) 3761 3301

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Termination Agreement to be executed as of the date first written above.

Velvet Investment Pte. Ltd.

By: /s/ Suresh Balasubramanian

Name: Suresh Balasubramanian

Title: Director

Notice details:

Address: Unit 1928, China World Tower 1, No.1 Jianguomenwai Avenue, Chaoyang District, Beijing, the People’s Republic of China

Attention: Korwin Chiu

Email: korwinchiu@gic.com.sg

Phone: (86) 10 6535 1055

Fax: (86) 10 6535 1078

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Termination Agreement to be executed as of the date first written above.

Casdin Partners Master Fund, L.P.

By: /s/ Eli Casdin

Name: Eli Casdin

Title: Managing Member

Notice details:

Address: 1350 Avenue of the Americas, Suite 2600, New York, NY 10019
Attention: Lawrence Canzoneri, Chief Financial Officer
Email: Lawrence@casdincapital.com

Phone: 212-554-4952

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Termination Agreement to be executed as of the date first written above.

Bizuo (Tony) Liu

/s/ Bizuo (Tony) Liu

Notice details:

Address: 1345 Avenue of Americas, 15th Floor, New York, New York 10105

Email:

Phone: (+1) 347 905 5663

Fax: (+1) 347 679 8203

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Termination Agreement to be executed as of the date first written above.

Li (Helen) Zhang

/s/ Li (Helen) Zhang

Notice details:

Address: 1345 Avenue of Americas, 15th Floor, New York, New York 10105

Email:

Phone: (+1) 347 905 5663

Fax: (+1) 347 679 8203

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Termination Agreement to be executed as of the date first written above.

Yihong Yao

/s/ Yihong Yao

Notice details:

Address: 1345 Avenue of Americas, 15th Floor, New York, New York 10105

Email:

Phone: (+1) 347 905 5663

Fax: (+1) 347 679 8203

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Termination Agreement to be executed as of the date first written above.

Chengxiang (Chase) Dai

/s/ Chengxiang (Chase) Dai

Notice details:

Address:	1345 Avenue of Americas, 15th Floor, New York, New York 10105
Email:
Phone:	(+1) 347 905 5663
Fax:	(+1) 347 679 8203

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Termination Agreement to be executed as of the date first written above.

Dangdai International Group Co., Limited

By:	/s/ Chen Jia
Name:	Chen Jie
Title:	Executive Vice President Notice details:
Address:	Room 2105-07, Man Yee Building 68 Des Voeux Road Central, Hong Kong
Attention:	Chen Jie
Email:	chen.jie@dangdaigroup.com.cn
Phone:	(+852) 3892 2718
Fax:	(+852) 3892 2799

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Termination Agreement to be executed as of the date first written above.

Mission Right Limited

By:	/s/ Chiu Tao
Name:	Chiu Tao
Title:	Director
Address:	Rooms 4503-05, 45th Floor, China Resources Building, 26 Harbour Road, Wan Chai, Hong Kong
Attention:	Jackie Wah
Email:	jackie.wah@cstgrouphk.com
Phone:	+852 2856 9300
Fax:	+852 2824 2616

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Termination Agreement to be executed as of the date first written above.

Wealth Map Holdings Limited

By: /s/ James Xiao Dong Liu

Name: James Xiao Dong Liu

Title: Director

Notice details:

Address: Unit 2006-08, 20/F Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong

Attention:

Email: jamesliu@sailing-capital.com

Phone: +86 13501609795

Fax: +852 2630 2011

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Termination Agreement to be executed as of the date first written above.

Earls Mill Limited

By: /s/ James Xiao Dong Liu

Name: James Xiao Dong Liu

Title: Director

Notice details:

Address: Unit 2006-08, 20/F Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong

Attention:

Email: jamesliu@sailing-capital.com

Phone: +86 13501609795

Fax: +852 2630 2011

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Termination Agreement to be executed as of the date first written above.

Viktor Pan

/s/ Viktor Pan

Notice details:

Address: Mingyue Road 1118, No. 30

Shanghai 201206, China

Email: viktor.pan@outlook.com

Phone: +86 15000500071

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Termination Agreement to be executed as of the date first written above.

Zheng ZHOU

/s/ Zheng Zhou

Notice details:

Address: Flat B, 25/F, Tower 6, Marinella, 9 Welfare Road, Aberdeen, Hong Kong

Email: mikezzhou@gmail.com

Phone: +852 92283505

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Termination Agreement to be executed as of the date first written above.

OPEA SRL

By:  /s/Edoardo Fontana

Name: Edoardo Fontana

Title: Managing Director

Notice details:

Address: OPEA SRL

Via Cesare Battisti 1

20122 Milan
Attention: Edoardo Fontana
Email: edoardo.fontana@opeaholding.com

Phone: +39 3453306940

Fax: +39 02 76394692

[Signature Page to Termination Agreement]

Schedule A

Continuing Consortium Members

Velvet Investment Pte. Ltd.

Casdin Partners Master Fund, L.P.

TF Capital Ranok Ltd.

Bizuo (Tony) Liu

Li (Helen) Zhang

Yihong Yao

Chengxiang (Chase) Dai

Dangdai International Group Co., Limited

Mission Right Limited

Wealth Map Holdings Limited

Earls Mill Limited

Viktor Pan

Zheng Zhou

OPEA SRL